

DIVISION OF
CORPORATION FINANCE

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

February 27, 2009

By U.S. Mail and Facsimile to: (201) 497-1208

Kevin J. Lynch
President and Chief Executive Officer
Oritani Financial Corp.
370 Pascack Road
Township of Washington, NJ 07676

> **Re: Oritani Financial Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **File No. 001-33223**

Dear Mr. Lynch:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2008

Cover Page

1.   Please tell us whether you have included shares of the company owned by Oritani
      Financial Corp.'s mutual holding company in your calculation of the aggregate market

value of the company's voting and non-voting common equity held by non-affiliates. If you have, please revise in future filings or tell us your basis for doing so. See Exchange Act Rule 12b-2 regarding the definition of "non-affiliate."

Item 1. Business

General, page 3

2.   In future filings, please include a discussion of your 2007 initial public offering. Include quantification of the ownership control of the mutual holding company. See Item 101(a)(1) of Regulation S-K.

Market Area, page 4

3.   Given adverse economic trends nationwide, please consider revising this information in future filings to quantify any material changes in your market area for an investor who is not familiar with it. This might include quantification of changes in average home values, foreclosure rates, unemployment and changes in figures significant to your commercial lending.

First Mortgage Loans, page 6

4.   On page 7 you disclose that you offer your directors and officers loan products with reduced interest rates. Please reconcile that disclosure with your disclosure on page 31 regarding federal regulation of loans to a bank's insiders and your statements in the "Director Independence" and "Transactions With Certain Related Persons" sections of your definitive proxy statement for the 2008 annual meeting of stockholders.

Item 9A. Controls and Procedures, page 56

5.   In future filings, please amend your disclosure to address any change in your internal control over financial reporting that has _materially_ affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibit Index

6.   In future filings, indicate each of the exhibits that is a management contract or compensatory plan or arrangement. See Item 15(a)(3) of Form 10-K.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 5

7.   Item 403(b) of Regulation S-K requires a row in the beneficial ownership table for

Kevin J. Lynch
Oritani Financial Corp.
February 27, 2009
Page 3

"directors and executive officers of the registrant as a group, without naming them." It appears that the four executive officers who are not "named executive officers" have been excluded from the "All directors and executive officers as a group" row in the beneficial ownership table. Please confirm that this is the case and your basis for doing so.

Transactions with Certain Related Persons, page 12

8.   Please review Instruction 4(c) to Item 404(a) of Regulation S-K. If you choose to take advantage of that instruction in future filings, please provide the appropriate statement required thereby.

9.   In future filings, describe your policies and procedures for the review, approval, or ratification of transactions with related persons. See Item 404(b) of Regulation S-K.

Compensation Discussion and Analysis, page 13

10.   In future filings, please disclose the methodology used by the compensation and corporate governance committee to determine the level of each compensation element, including base salary and individual equity awards. We note that you reference a number of factors used. Please explain in specific terms how these resulted in the compensation received. For example, we note that the base salary of Mr. Lynch is the current base salary under his agreement. This should be disclosed where you discuss base salaries, together with clear disclosure as to how this figure was reached. Please refer to Item 402(b)(1)(v) of Regulation S-K.

11.   In future filings, please identify any outside consulting firm hired to assist the committee.

12.   It appears that the committee utilizes peer groups to assist it in making certain decisions regarding compensation. In future filings, please identify the peer group companies to which you compared yourself. See Item 402(b)(2)(xiv).

13.   In future filings, discuss how the committee used any peer group data in setting compensation amounts and targets. Also, discuss the amounts ultimately paid in those elements of compensation, compared to the peer group amounts paid.

14.   You state that your named executive officers received compensation based on the achievement of certain strategic, financial and management business plan objectives. In future filings, please disclose the specific objectives used to determine compensation, even if no compensation is granted. If you did not disclose the objectives because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis and include in future filings detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by

the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

15.   You say at <u>Base Salary</u>, page 15, that the committee did its work "with the input and support of the officers involved." Pursuant to Item 402(b)(xv), in future filings please disclose in some detail the role of the executive officers in determining their compensation.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2008</u>

<u>Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 28</u>

16.   In future filings, please include only shares purchased during any given month in each row. Also, include additional narrative disclosure to the extent it would be helpful for investors to understand the table and the company's stock repurchase history. For example, it appears that during the period covered by the report, an initial repurchase plan was completed, a second was authorized and completed and a third was authorized and began.   In this regard, see Instruction 2 to paragraphs (b)(3) and (b)(4) of Item 703 of Regulation S-K.

<u>Form 10-Q for the Quarterly Period Ended December 31, 2008</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Comparison of Financial Condition at December 31, 2008 and June 30, 2008</u>

<u>Net Loans, page 16</u>

17.   We read your disclosure, particularly the increased trending in the level and magnitude of delinquent loans, as well as your loan charge-off policy on page 65 (Note 1 – Summary of Significant Accounting Policies, *Loans*) in your Form 10-K for fiscal year ended June 30, 2008. In an effort to help us better understand your charge-off policy and to bridge this understanding to your delinquency trends, for the significant impaired loans that you have identified (e.g. $18.3m loans secured by condo construction project, $7.9m loan secured by retail mall, $10.2m loans secured by golf course, etc.), please address the following:

•   tell us how you have "clearly demonstrated" that repayment will occur, emphasis added to those instances where bankruptcy has occurred;

•   in those instances where you determined that a loan was impaired, explain in detail how you determined the fair value. Your response should discuss, but not be limited to, valuation models and techniques used, significant assumptions used, appraisals obtained (timing, third-party or in-house appraisals, etc.), etc.;

- in regards to the preceding point, tell us how frequently you update valuations on your impaired loans and the dates of your last appraisal and/or internal valuation estimates for impaired loans recorded;

- in those instances where you determined there was an impairment and that you recorded a provision as a result of a deficiency in the fair value of the underlying collateral, justify why no charge-off was required (emphasis added to those instances where bankruptcy is involved); and

- tell us if you have modified any loan agreements (e.g. extended any maturity dates, etc.) and provide your assessment of whether or not the loan was restructured or troubled (refer to SFAS 15 and EITF 02-4).

Closing Comments

Please respond to this comment within ten business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving, Staff Accountant, at (202) 551-3321, or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3421 with any questions.

Sincerely,

David Lyon
Senior Financial Analyst